FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                  April, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

      A announcement on power generation results in the first quarter of 2003 made on April 14, 2003, in English by Huaneng Power International Inc.

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                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                         HUANENG POWER INTERNATIONAL, INC.

                         By  /s/ Wang Xiaosong
                           -------------------------------

                         Name:  Wang Xiaosong
                         Title: Vice Chairman


Date: April 14, 2003

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                              [GRAPHIC OMITTED]
                      HUANENG POWER INTERNATIONAL, INC.


           (a Sino-foreign joint stock limited company incorporated
                      in the People's Republic of China)

             Results of Power Generation in First Quarter of 2003

Huaneng Power International, Inc. (the "Company") announced its power generation in the first quarter of 2003.


This announcement is issued pursuant to paragraph 2(2) of the Listing Agreement between The Stock Exchange of Hong Kong Limited and the Company.


Based on preliminary statistics, as of 31st March 2003, the Company's total power generation based on a consolidated basis for the first quarter of 2003 was 19.8 billion kWh, an increase of 42.86% over the same period last year on the same basis.


The increase in power generation of the Company's power plants for the first quarter of 2003 was mainly attributable to the following reasons:


1. Increase in power generation was contributed by Shanghai Shidongkou First Power Plant, Changxing Power Plant, Huaiyin Power Plant and Taicang Power Plant, all of them were acquired last year;


2. Stable generation capacity of the newly operated generating units 5 and 6 of Dezhou Power Plant;


3. Significant increase in power consumption in the regions where the Company's power plants operated;


4. The effective arrangement of maintenance programs during the Chinese New Year and the improved reliability of the Company's generating units have assured the growth in the Company's power generation; and


5. The Company enhanced sales and marketing efforts, as well as enlarged its market shares.


The power generation of each of the Company's power plants for the first quarter of 2003 was, respectively, as follows (in billion kWh):


Dalian                      1.87     Nanjing                      1.05

Fuzhou                      1.61     Dezhou                       2.78

Nantong                     1.63     Jining                       0.41

Shangan                     1.82     Weihai                       1.01

Shanghai Shidongkou Second  1.76     Shanghai Shidongkou First    1.70

Shantou Coal-fired          1.09     Changxing                    0.46

Shantou Oil-fired           0.07     Huaiyin                      0.68

Dandong                     0.90     Taicang                      0.96

                                                         By Order of the Board
                                                                    Huang Long
                                                             Company Secretary


14th April 2003